November 1, 2022

Division of Corporate Finance

Office of Manufacturing

U. S. Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Re:	Mechel PAO (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021 (the “Form 20-F”)
Filed April 28, 2022 Form 6-K Filed August 17, 2022
File No. 1-32328

This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 20-F of Mechel PAO for the fiscal year ended December 31, 2021, and Form 6-K filed August 17, 2022, set forth in the Staff’s letter dated September 12, 2022 (the “Comment Letter”).

Form 20-F for the year ended December 31, 2021

Mining Segment, page 68

1. We note your description of your mining segment. Please disclose if any of your mines are material to your company.

Response

Coal mines and open pits of our Southern Kuzbass Coal Company and Yakutugol, Korshunov Mining Plant’s iron ore pits and Yakutugol’s iron ore deposits, the mineral resources and reserves of which are disclosed in our filing, are material to our group. Mining operations at these facilities have a major impact on our financial results and are a constant and important source of raw materials for us.

Mineral Resources, page 87

2. Please state your mineral resources are exclusive of reserves, explain why inferred resources are not disclosed, and include a point of reference for your resource disclosure. See Item 1303(b)(3)(v) of Regulation S-K.

Response

The table below summarizes our coal resources, excluding reserves, as of December 31, 2021.

Company	Measured Resources	Indicated Resources	Total
	(In thousands of tonnes)
Yakutugol	98,532	71,256	169,788
Southern Kuzbass Coal Company	956,860	1,622	958,482

Total	1,055,392	72,878	1,128,270

The table below summarizes our iron ore resources, excluding reserves, as of December 31, 2021.

Mine	Measured Resources	Indicated Resources	Total
	(In thousands of tonnes)
Sivaglinsky Development Open Pit	0	1,914	1,914
Pionersky Development Open Pit	18,644	54,345	72,989

Total	18,644	56,259	74,903

Inferred resources are not disclosed due to their absence. All our mineral assets (deposits) are in a state of deep geological exploration, such exploration has been completed, and reserves (as per the Russian classification) were duly calculated and approved by Russian authorities, detailed development plans have been mapped out and are regularly updated, and mining is ongoing at almost all of these deposits. Inferred resources are noted only regarding the Pionersky Development Open Pit (see note 1 to the table on page 89 of our Annual Report). These are the lower horizons of the deposit, insufficiently explored by drilling and located outside the contour of the design quarry.

A point of reference for our resource disclosure is a separate mining facility (mine, open pit) within the subsoil license’s limits.

3. Provide resource and reserve estimates for the Uvatskoye and Pugachevsky mines. See Item 1303(b)(3) of Regulation S-K.

Response

We did not disclose resource and reserve estimates for the Uvatskoye quartzite quarry and the Pugachev limestone quarry as these mineral assets are not material to our group.

The Uvatskoye quartzite quarry is part of Bratsk Ferroalloy Plant and supplies the plant with small amounts of crushed quartzite. The Uvatskoye quarry’s output makes for about 20% (as of 2021) of the total amount of quartzite used for ferrosilicon production and so has no major impact on the plant’s economic indicators.

The Pugachevsky limestone quarry mostly supplies Chelyabinsk Metallurgical Plant with crushed limestone. The Pugachevsky deposit’s resources and reserves were not disclosed as this deposit’s parameters do not match disclosure requirements.

Mineral Resources, page 89

4. Please disclose your cutoff grades, metallurgical recoveries, and operating costs used to estimate your cutoff grades for your resources and reserves. See Item 1302(d)(2) of Regulation S-K.

Response

Cut-off grades are used for separation of remnant ore and delineation of ore bodies, so are applicable only to our iron ore assets. Cut-off grade is one of the parameters of permanent exploratory standards (exploratory standards are the parameters for estimating the so-called balance reserves according to Russian standards) and is approved by a state expert committee as part of the techno-economical feasibility study. Such a study includes calculations of techno-economical parameters of various cut-off grades, accepting the option that ensures both maximum economic efficiency and the most thorough extraction of useful minerals and tax revenue to the state budget. According to Russian law on subsoil resources, the subsoil user may mine only those balance reserves whose definition includes use of the approved cut-off grade, so for this estimate of our iron ore assets’ mineral resources and reserves we used the following state-approved iron cut-off grades (%):

Korshunovsky deposit — 12% Fe total

Rudnogorsky deposit — 15% Fe total

Sivaglinsky deposit — 15% Fe total

Pionersky deposit — 8% Fe magnetite

Mineral Reserves, page 92

5. We note your resources and reserves are reported on a 100% basis of ownership. Please revise to report resources and reserves that are attributable to your ownership interest. See Item 1303(b)(3)(iii) of Regulation S-K.

Response

The rights to mine the aforementioned resources and reserves belong 100% to our subsidiaries. However, our ownership of some of those subsidiaries is less than 100% (see page F-14 of our Annual Report).

Item 5. Operating and Financial Review and Prospects, page 132

6. We note your disclosure that the ongoing geopolitical conflict is creating challenges for your company and business. Please more fully disclose and discuss the specific challenges you face and the potential impact they may have on your company. Please also disclose whether and how your business segments, products, and/or operations have been and are expected to be materially impacted by supply chain disruptions, especially due to the conflict between Russia and Ukraine. For example, please discuss whether you have or expect to:

•	suspend the production, purchase, sale, or maintenance of certain items;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials or technology;

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

•	be unable to supply products at competitive prices or at all due to export restrictions,sanctions, or the ongoing conflict; or

•	be exposed to supply chain risk in light of the conflict between Russia and Ukraine and/or related geopolitical tension.

Please explain whether and how you have undertaken efforts to mitigate the impact and, where possible, quantify the impact to your business.

Response

The key challenges facing the Group in 2022 and impacting our business include the following:

•

Volatility of market prices, including both prices for finished steel products and coal and prices for specific commodities and equipment. Constant geopolitical changes prompt multidirectional market fluctuations. Apart from product prices, transportation costs also change, including both seaborne, railway and auto transport.

•

Harsher logistical barriers. Full or partial supply limitations, delays at border crossings of some countries and sanctions limiting some transportation providers contribute to longer delivery times for imported equipment and spare parts, as well as longer delivery times for exports of our finished products.

•

Inaccessibility of some regional supply and sale markets (such as the United States and the European Union) due to sanction restrictions regarding both the Group’s finished products (such as some coal and steel product groups) and procurement.

•	Increased competition (particularly noted in the segment of low-margin steel products) due to Russian producers massively re-directing their exports to the domestic market and the CIS.

•	Increased transaction periods for some contracts due to foreign banks’ sanction limitations.

Some foreign suppliers either cut down on supply volume or changed prices, payment policies and delivery times. Other European and US-based producers stopped supplies to Russia altogether.

The Group actively worked on minimizing the negative fallout from sanction limitations. This enabled us to avoid critical risks and major negative impact, as well as maintain the flow of revenue from sales of key products to key markets. We detailed the list of consequences we faced and measures we have undertaken in our answer to commentary #9.

Liquidity and Capital Resources, page 151

7. Please explain whether and how sanctions imposed on Gazprombank and other financial institutions has or may impact the company. Additionally, please discuss how the removal of certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunications (SWIFT) payment system has or may impact the company.

Response

Sanctions imposed on Gazprombank and other financial institutions have not had a major impact on the company’s liquidity. As of this moment, of those Russian financial institutions that provided funding for the company, none have asked for loan prepayment, and so the company continues to service its loan obligations as scheduled in the loan documents.

Removal of some Russian financial institutions from the SWIFT payment system in some cases made financial transactions more difficult. However, the company ensured that it is capable of maintaining financial arrangements with foreign counterparties to continue its operations, investments and financial activities.

Trend Information, page 164

8. Please update your disclosures, and quantify the impacts where appropriate, to disclose known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption due to the conflict between Russia and Ukraine. Please be advised, trends or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and other modifications of contracts with customers.

Response

In the Form 20-F for the year ended December 31, 2021, we noted those risks that may negatively impact the Group in case the sanctions regime’s pressure remains or is further increased. We do not foresee any additional risks apart from those already noted in Form 20-F for the year ended December 31, 2021, or listed in our answer to commentary #6.

9. Please disclose and discuss any material impact of import or export bans resulting from the conflict between Russia and Ukraine on any products or commodities, used in your business or sold by you. Please disclose the current and anticipated impact on your business, taking into account the availability of materials, cost of needed materials, costs and risks associated with transportation in your business, and the impact on margins and your customers.

Response

Regarding the impact on our supply chain:

As our Group is a vertically integrated holding, we are able to provide for a major part of our need in raw materials. In addition, those raw materials we acquire from third parties are mostly bought on the domestic market, while imported supplies come mostly from countries that did not introduce sanctions. For certain products — mostly equipment, spare parts and accessories — some suppliers limited or stopped providing their products and/or services to Russian companies due to sanctions.

For some critical products that became fully or partly inaccessible due to sanctions, the Group focused on prompt and timely provision for our facilities’ needs and either found alternatives in countries that did not introduce sanctions, or found analogues with similar characteristics on the domestic market.

Some of the Group’s suppliers refused to sign long-term contracts with fixed prices due to market volatility. With such suppliers the Group signed either short-term contracts or long-term framework contracts that leave only supply volumes fixed.

In 2022, we plan to continue our search for import substituting channels and to work on expanding the competitive environment across the entire product range we acquire, to attract new suppliers for products impacted by sanction bans.

Regarding the impact on the Group’s products sales:

For many years, Mechel has been supplying coal and steel products to Asian and European markets and maintained partnership ties with many key consumers on those markets.

Due to the European Union’s decisions, the European market is closed to Russian products, but as our sales to the European markets were fairly small in volume, introduction of import bans did not have a critical impact on our sales.

This year our exports remain largely the same, with some corrections regarding the geography and sales markets. Naturally, the company has to adjust prices for its products depending on the trends in a specific market.

10. Your disclosure under Sales on page 165 indicates that you plan to redirect your products to other available markets in response to restrictions in certain regional markets. Your disclosure in the subsequent events footnote on page F-100 indicates that sales chain constraints may cause the loss of significant parts of foreign markets that cannot be replaced. Please reconcile these disclosures and provide quantitative information regarding the impact that sanctions and sales chain limitations have had and are expected to have on your sales and results of operations.

Response

The plans noted on page 165 regarding our sales have been implemented, and our key products redirected. We intend to maintain our current sales structure in the future, as it would be enough to ensure stable sales.

The risk of irreplaceable losses in foreign markets (disclosure at page F-100) is linked to logistical risks, specifically the risk of critical (absolute) refusals to engage in seaborne transportation to and from Russia on most key destinations, or else an unacceptable hike in costs of such services.

As of March 2022 – August 2022, no such risks for the Company’s operations have been realized, with our logistical chains for both sales and acquisitions functioning as usual or in alternative way.

Nevertheless, we have no absolute guarantee regarding possible future events and future realization of such risks.

Consolidated Financial Statements

3. Summary of significant accounting policies

(w) Significant accounting estimates, assumptions and judgments, page F-38

11. Please enhance your critical accounting estimate disclosures related to impairment of assets, valuation of inventory, allowance for bad debt, or deferred tax asset valuation, as applicable, with both qualitative and quantitative information, to the extent information is material, to address the following:

•

the reasons why the critical accounting estimate is subject to uncertainty, including any new uncertainties related to the estimate, such as the asset, customer, or supplier is located in or reliant upon businesses or operations outside Russia where sanctions may have an impact;

•	the method used to develop the estimate and the significant assumptions underlying its calculation, such as discounted cash flow and the discount rate assumption;

•

the degree to which the estimate and the underlying significant assumptions have changed over the current period or since the last assessment, including due to effects of changing prices, changes in exchange rates, changes in estimated cash flows due to loss of operations, etc.; and

•

the sensitivity of the reported amount to the method and assumptions underlying itscalculation. For example, if the cash flow estimates used were based on assumptions about the conflict or sanctions and those assumptions could significantly impact the estimate, that should be disclosed along with how sensitive the estimate is to changes in those assumptions.

Response

We respectfully acknowledge the Staff’s comment. In order to provide additional clarity in light of the Staff’s comments regarding the uncertainty and the sensitivity of the estimates and/or assumptions of certain of our critical accounting estimates, in future filings we plan to include additional disclosures substantially in the form of the below, which reflects such proposed disclosure as it would have been applicable to the fiscal year ended December 31, 2021.

We will continue to evaluate any reasonably likely changes that could impact our critical accounting estimates and provide disclosure as needed.

We propose updating our critical accounting estimates disclosures related to impairment of assets, valuation of inventory, allowance for bad debt, deferred tax asset valuation prospectively in our Form 20-F for the year ending December 31, 2022, which are marked to show changes against the disclosures included in our Form 20-F for the year ending December 31, 2021 as follows:

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below or in the related accounting policy note. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared, including any new uncertainties related to estimate, such as the asset, customer, or supplier is located in or reliant upon businesses or operations outside Russia where sanctions may have an impact. Existing circumstances and assumptions about future developments, however, may change due to market change or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

In particular, the Group has identified a number of areas where significant estimates and assumptions are required. Further information on each of these areas including sensitivity analysis, where appropriate, and how they impact the various accounting policies are described with the associated accounting policy note within the related qualitative and quantitative note as described below.

Note:

16 – Impairment of property, plant and equipment and other non-current assets; Impairment of goodwill

10 – Determining net realisable value of inventories

9, 11 – Impairment of financial assets

18 – Deferred tax assets valuation

Impairment of property, plant and equipment and other non-current assets

The Group assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset’s recoverable amount. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length for similar assets or observable market prices less incremental costs for disposing of the asset. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets.

Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the industry, changes in cost of capital, changes in the future availability of financing, technological obsolescence, and other changes in circumstances that indicate that impairment exists. The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. The key assumptions used in the future cash flow projections include sales volumes, selling prices (coal, steel products) and operating costs. Methods used to determine the value in use include discounted cash flow-based methods, which require the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate and growth rate in order to calculate the present value of those cash flows. All these assumptions are impacted by uncertainties, including those that are caused by the geopolitical conflict in Ukraine and economic sanctions imposed by the United States, the European Union and certain other countries. Such uncertainties relate among other areas to changes in market and exchange rates, including CBR key rate and market borrowing rates in Russia, which could significantly impact the discount rates used by the Group in estimation of discounted cash flow projections. The Group takes into account material fluctuations in the market borrowing rates or in the expectations of future rates to determine appropriate range of discount rates. The ranges of discount rates used in the current period estimation of the value in use and sensitivity to changes in these rates are disclosed in Note 16.

Uncertainties may also impact the sales volumes assumptions, as economic sanctions imposed by the United States, the European Union and certain other countries could lead to decreased demand for the Group’s products and loss of certain customers, especially in these regions. The Group regularly assesses such risks and accounts for them in the sales volumes assumptions used in the impairment estimates. The Group considers that the share of customers based in Europe and other countries, where the Group’s products could fall under sanctions, is not significant both in the current period, as well as in the discount cash flows projections. The respective sales can be redirected with a reasonably high level of certainty to other customers.

The market prices for the Group’s main products, such as coal and steel, and for materials and services purchased by the Group for the production and operating purposes are also subject to increased uncertainty as commodity markets exhibit high volatility under pressure from the conflict in Ukraine. The ranges of market prices for key commodities and services and their aggregate effect on the discounted cash flows estimates are disclosed in Note 16.

These estimates, including the methodologies used, may have a material impact on the value in use and, ultimately, the amount of any impairment (Note 16).

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis and when circumstances indicate that the carrying value may be impaired. This requires an estimation of the value in use of the cash generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit including assumptions related to sales and extraction volumes, selling prices and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The value in use is established primarily by discounting estimated future cash flows at an estimated discount rate, which varies for each cash-generating unit. The determination of discounted cash flows is based on the businesses’ strategic plans and long-range planning forecasts, which change from year to year. The revenue growth rates included in the forecasts represent best estimates based on current and forecasted market conditions. The key assumptions used in the future cash flow projections include sales volumes, selling prices (coal, steel products) and operating costs. There are inherent uncertainties related to these assumptions, including changes in market conditions, and management judgment is necessary in applying them to the analysis of goodwill impairment. More details of the assumptions used in estimating the value in use of the cash-generating units to which goodwill is allocated, as well as the results of the sensitivity testing are provided in Note 16. The uncertainties related to the estimate are discussed in Note 3(w), Impairment of property, plant and equipment and other non-current assets.

These estimates, including the methodologies used, may have a material impact on the value in use and, ultimately, the amount of any impairment (Note 16).

Impairment of financial assets

The Group makes allowances for expected credit losses (ECL) resulting from the expected inability of customers to make required payments. When evaluating the adequacy of an allowance for expected credit losses management bases its estimates on the current overall economic conditions, the ageing of accounts receivable balances, historical write-off experience, debtor creditworthiness and changes in payment terms. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The deterioration of the economic climate and the imposition of sanctions is one of the factors reflected in the analysis of changes in forecast estimates when determining the amount of ECL. As of the date when the consolidated financial statements were issued, the Group collected the majority of trade accounts receivable that existed as of December 31, 2021. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future (Note 11).

An impairment analysis is performed at each reporting date on an individual basis for major customers to evaluate the collectibility after taking into account their creditworthiness, whether they have financial difficulties, experience of default or delinquency in payments including impact of sanctions, the probability that they will enter bankruptcy, aging analysis and forward-looking factors specific to the debtors and the economic environment. In addition, a large number of minor receivables are grouped into homogenous groups and are assessed for impairment collectively. The calculation of ECL is based on actual incurred historical data. The provision rates are based on days past due for groupings of various customers with similar loss patterns (i.e., by geographical region, product type, customer type). At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults in the specific industry sector, the historical default rates are adjusted. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 9.

Determining net realisable value of inventories

The Group makes write-downs for obsolete and slow-moving raw materials and spare parts. In addition, finished goods of the Group are carried at net realisable value (Note 10). Estimates of net realisable value of finished goods are based on the most reliable evidence available at the time the estimates are made using assumptions about future demand and market conditions. Material assumptions used to estimate necessary inventory carrying value adjustments can be unique to each product and are based on specific facts and circumstances. These estimates take into consideration fluctuations of price or cost directly relating to events occurring subsequent to the end of the reporting period to the extent that such events confirm conditions existing at the end of the period.

In determining products excess or obsolescence reserves, the Group considers assumptions such as changes in business and economic conditions, other than temporary decreases in demand for respective products, and changes in technology or customer requirements. In determining the lower of cost or net realizable value reserves, the Group considers assumptions such as recent historical sales activity and selling prices, as well as estimates of future selling prices. Prices for the Group’s products are volatile and subject to a significant impact of processes and events in the domestic and global markets. The geopolitical instability further increases uncertainty regarding the estimation of inventory adjustments. If, in any period, the Group anticipates a change in assumptions such as future demand or market conditions to be less favorable than the previous estimates, additional inventory write-down may be required and would be reflected in cost of sales resulting in a negative impact to the gross margin in that period. If, in any period, the Group sells inventories that had been written down to a level below the ultimate realized selling price in a previous period, related revenue would be recorded with a lower or no offsetting charge to cost of sales, resulting in a positive impact to the gross margin in that period.

Deferred tax assets valuation

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits and the existence of taxable temporary differences (Note 18). Various factors are considered to assess the probability of the future utilization of deferred tax assets for individual subsidiaries and for the consolidated group of taxpayers, including past operating results, operational plans for not longer than five years as this term is considered reliable and accurate for forecast, same assumptions for operational plans as used for determination of the expected future cash flows from the cash generating, financial plans based on historical data and expectation built on the debt portfolio, terms of the expiration of tax losses carried forward depending on respective tax legislation, and tax planning strategies based on changes in tax regulation for tax losses offsetting for 2018-2024. In addition to these factors, the projections on which recovery of tax losses are based are subject to the same estimation uncertainty as noted in Note 3(w), Impairment of property, plant and equipment and other non-current assets and Note 16 in relation to impairment of assets. The key assumptions used in the future projections of taxable profits include sales volumes, selling prices (coal, steel products) and operating costs. All these assumptions are impacted by uncertainties related to changes in market and exchange rates, including federal bonds quotes, as geopolitical instability significantly pressurize the Russian and world security market, availability and cost of new financing, changes in inflation in Russia and overseas, the Group’s products prices volatility due to changes in production needs in Russia, Asia and other countries. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the Group’s financial position, results of operations and cash flows may be affected. In the event that the assessment of future utilization of deferred tax assets must be changed, this effect is recognised in the consolidated statement of profit or loss and other comprehensive income.

The carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to reflect the likelihood that the estimated taxable profit and taxable temporary differences will be sufficient to recover the asset in whole or in part.

Exhibits 15.1, 15.2, 15.3, and 15.4

Location and Access Section, page ES-1

12. Please locate your properties with an accuracy of one mile, provide the appropriate engineering detail, and ensure your maps and drawings are clear and legible. See Item 601(b)(96)(iii)(B)(3) of Regulation S-K.

Response

The maps below contain the required information.

Exhibits 15.1, 15.2, 15.3, and 15.4

Geology Local Section, page ES-2

13. Please provide a geologic cross-section and stratigraphic column for each of your properties. See Item 601(b)(96)(iii)(B)(6) of Regulation S-K.

Response

The drawings below contain the required information.

6400
6600
6800
7000
7200
7400
+480
+360
+240
+120
0
-120
-240
-360
-480
-600
-720
C - 386
C - 346
C - 314
C - 205
C - 313
C - 314
C - 54
C - 94
C - 63
C - 224
C - 75
C - 195
C - 206
C - 196
C - 241
C - 569
C - 571
C - 420
C - 573
C - 574, 572
C - 568
Ultimate Pit Shell
0
100
200
300
Horizontal scale in meters

Legend

- Triassic tuff, tuff breccia
- Cambrian-Ordovician shale, siltstone, sandstone, marl and limestone
- Pyroxene, garnet, chlorite, calcite, and actinolite skarn
- Hydrothermally altered rocks
- Eruptive contacts of diatreme
- Disseminated and veinlet-disseminated iron ore (Fe - total 15-25%)
- Iron ore-bearing skarn (Fe - total 12-18%)
- Existing drill hole
- Category B resources
- Existing pit limit
- Ultimate pit shell

MECHEL

KORSHUNOV
MINING PLANT

KORSHUNOVSKOE IRON ORE DEPOSIT
GEOLOGICAL CROSS SECTION

8000
8100
8200
8300
8400
8500
C-120
C-360
C-42
C-17
C-301
C-86
C-379
C-40
C-276
C-306
C-126
C-149
C-36
C-373
C-372
420
360
300
240
180
120
60
0
-60
-120
-180
-240
Ultimate Pit Shell
Legend
Ultimate pit shell
Existing drill hole
Quaternary sediments
Triassic tuff, tuff sandstone, siltstone, and gravel, breccias
Silurian-Ordovician dolomite marl, dolomite, limestone, sandstone, siltstone, shale
Garnet, calcite-garnet, pyroxene, epidote-pyroxene skarn
Magnetite and martite-magnetite rich iron ore (Fe - total >45%)
Disseminated and brecciated magnetite iron ore (Fe - total 15-45%)
0 25 50 75 100
Horizontal scale in meters
MECHEL
KORSHUNOV
MINING PLANT
RUDNOGORSKOE IRON ORE DEPOSIT
GEOLOGICAL CROSS-SECTION

SYSTEM
SERIES
SUB - SERIES
FORMATION
THICKNESS (meters)
LITHOLOGIC COMPOSITION
JURASSIC
PERMIAN
CARBONIFEROUS
KOLCHUGINSK
BALAKHONSK
ERUNAKOVSK
UPPER BALAKHONSK
LOWER BALAKHONSK
TAYLUGANSK
580 - 900
GRAMOTEINSK
320 - 530
LENINSK
390 - 720
KUZNETSK
500 - 1700
USYATSK
65 - 070
KEME-ROVSK
100 - 270
ISHA-NOVSK
90 - 420
PROMEZHUTOCHNY
90 - 700
ALYKAEVSK
86 - 350
MAZUROVSK
70 - 490
OSTROGSK
150 - 1000
ERUNAKOVSKAYA - 1, ERUNAKOVSKAYA - 3
RASPADSKY (OLZHERASSKY)
OLZHERASSKAYA
BEREZOVSKY (OLZHERASSKY)
OLZHERASSKY - DEEP
SIBIRGINSKY MINE
SIBIRGINSKAYA MINE
LENIN MINE
TOMUSINSKY
KRASNOGORSKY
LEGEND
COAL
CONGLOMERATE
SANDSTONE
SILTSTONE
INTERBEDDED FINE-GRAINED SANDSTONE, SILTSTONE, AND SHALES
ARGILITE, CLAYSTONE, AND MUDSTONE

MECHEL

SOUTHERN KUZBASS COAL COMPANY OAO

GENERAL STRATIGRAPHIC COLUMN - KUZNETSKY BASIN

Exhibits 15.1, 15.2, 15.3, and 15.4

Exploration and Drilling Section, page ES-3

14. Please provide a plan view map of your drill holes and/or sampling locations. See Item 601(b)(96)(iii)(B)(7) of Regulation S-K.

Response

The drawings below contain the required information.

LOCATION MAP
N
RASPADSKY
USA RIVER
J
J'
Razvendochy
Olzherasskaya
Raspadsky Pit
K
K'
BEREZOVSKY
Legend
Drill Lines
Cross Section Location
Drill Holes
Faults
Subsoil License
Other Subsoil Licenses
USGS Confidence Levels
Measured Resources
0 500 1,000 1,500
Meters
MECHEL
SOUTHERN KUZBASS
COAL COMPANY
OLZHERASSKY MINE
RESOURCE BLOCK MAP

Exhibits 15.1, 15.2, 15.3, and 15.4

Sampling and Analytical Test work Section, page ES-4

15. Please address the following points related to your disclosures of sampling and analytical testing:

•	Describe your sampling methods used at your exploration stage and at your production stage.

•	Provide the Qualified Persons’ Opinion on sampling.

See Item 601(b)(96)(iii)(B)(8) of Regulation S-K.

Response

This information is fully disclosed in items 15.1 (4.1.7;4.1.8;4.1.9); 15.2 (4.2.7;4.2.8;4.2.9); 15.3 (4.3.7;4.3.8;4.3.9); 15.3 (7,8,9).

In 2012-2015, we conducted a full complex of geological exploration at our Sivaglinskoye iron ore deposit, including route research, ground geophysics, mining and drilling operations, with a semi-industrial technological sample of iron ore taken and examined.

Analytical data from trench and drill log sampling in 2012-2015 were used as initial geological data for calculating the Sivaglinskoye deposit’s iron ore resources.

The geological data used as basis for the feasibility study of permanent exploratory conditions used to determine the Sivaglinskoye iron ore deposit’s resources were, as required, subjected to a mandatory state expert examination at Russia’s State Reserves Commission under the Ministry of Natural Resources in 2020.

The geological data used to determine the Sivaglinskoye iron ore deposit’s resources were, as required, subjected to a mandatory state expert examination at Yakutia’s territorial committee for natural reserves.

All analyses and lab tests were conducted in certified laboratories. Chemical tests at the deposit were subject to Russia’s standard external and internal monitoring.

The accuracy of core sampling was assessed statistically by calculating accidental and systematic errors in sample test results by internal and external monitoring. Assessment of core sampling errors, conducted over 222 check samples, showed a high level of accuracy. The number of core check samples was 1.7% of the total, which does not match regulatory provisions that require no less than 3%.

External monitoring results showed that systematic discrepancy is insignificant in all classes and elements, though it must be noted that the systematic discrepancy estimate was conducted only by the t-criterion. For total iron, phosphorus and sulfur, the processing of the results of external control can be considered satisfactory.

Comparison of theoretical and actual total iron content in group sampling confirms a sufficiently high accuracy of total iron estimate results. Regarding magnetite iron, the discrepancy reaches 20% in some cases, but generally the estimate accuracy is acceptable.

Overall, the external and internal monitoring did not reveal systematic and incidental errors.

The quality of drilling is good. The core recovery ratio on all drills was 95.1%, 98.5% in remnant ore and 94.5% in surrounding formations.

The work on the feasibility study of data processing and accuracy of examined reserves was done sufficiently.

In the opinion of the Qualified Person, the sampling methods used correspond to the type and geological structure of the deposits, the methods of laboratory analytical studies meet industry-wide standards and are carried out in accordance with the required methodological guidelines. The results of studies of the main analytical laboratory are satisfactory and can be used in the assessment of mineral resources and ore reserves.

Exhibits 15.1, 15.2, 15.3, and 15.4

Geological Data and Verification Section, page ES-5

16. Please provide a description of your data verification procedures and the Qualified Persons’ Opinion. See Item 601 (b)(96)(iii)(B)(9) of Regulation S-K.

Response

Korshunov Mining Plant (iron ore). Data verification procedures included:

•	Appraisal of the analysis of iron content in the ore (using chemical, mineralogical, deportment, grain size tests).

•	Appraisal of the analysis of iron content in the finished product and tailings (using chemical, mineralogical, deportment, grain size tests).

•

Check of calculations of the balance between the incoming ore and the resulting output by mass of incoming iron extracted into the finished product, in hosts. Check of extractions (planned and factual).

•	Comparison of planned and factual results. Comparison of target and factual results.

There were no limitations during the audit of Korshunov Mining Plant’s operational parameters.

The Qualified Person’s opinion is that the data presented is adequate.

Southern Kuzbass Coal Company (coal). Data verification procedures included:

•	Appraisal of the data from grain size and float-and-sink tests of run-of-mine coal incoming for washing, across all suppliers and coal grades for each washing plant.

•	Comparison of the facility’s reported data on the washing plants’ product quality with data from the independent international laboratory certificates.

•

Examination of the calculations of factual balances of washed product for each washing plant, taking into account estimates of factual ash content and humidity of run-of-mine coals, finished products and by-product coal, check of yield calculation.

•	Comparison of planned and factual operational results of the washing plants. Comparison of target and factual operational results of the washing plants.

There were no limitations during the audit of Southern Kuzbass Coal Company’s operational parameters.

The Qualified Person’s opinion is that the data presented is adequate.

Yakutugol Holding Company (coal). Data verification procedures included:

•	Appraisal of the data from grain size and float-and-sink tests of run-of-mine coal arriving at Neryungrinskaya Washing Plant.

•	Comparison of the facility’s reported data on Neryungrinskaya Washing Plant’s product quality with data from independent international laboratory certificates.

•

Audit of the calculations of factual balances of washed product for Neryungrinskaya Washing Plant, taking into account estimates of factual ash content and humidity of run-of-mine coals, finished products and by-product coal, check of yield calculation.

•	Comparison of Neryungrinskaya Washing Plant’s planned and factual operational results. Comparison of Neryungrinskaya Washing Plant’s target and factual operational results.

There were no limitations during the audit of Yakutugol Holding Company’s operational parameters.

The Qualified Person’s opinion is that the data presented is adequate.

Exhibits 15.1, 15.2, 15.3, and 15.4 A-1

Mineral Processing and Testing Section, page ES-6

17. Please provide a description of your metallurgical testing procedures and the Qualified Persons’ opinion. See Item 601(b)(96)(iii)(B)(10) of Regulation S-K.

Response

Yakutugol Holding Company (coal)

The company conducts technical analysis of the incoming run-of-mine coal (for ash content, humidity, volatile matter content, sulfur content and calorific value), washing products and tailings, coal plastometric index, grain-size and float-and-sink analysis of run-of-mine coal in accordance with Russian state standards.

Yakutugol does not conduct metallurgical testing.

Southern Kuzbass Coal Company (coal)

The company conducts technical analysis of the incoming run-of-mine coal (for ash content, humidity, volatile matter content, sulfur content and calorific value), washing products and tailings, coal plastometric index, grain-size and float-and-sink analysis of run-of-mine coal in accordance with Russian state standards at each of its washing plants.

Southern Kuzbass does not conduct metallurgical testing.

Korshunov Mining Plant (iron ore)

Chemical Fe testing of the incoming ore, finished products and tailings is conducted in accordance with the technical guidelines approved for the plant, which were developed on the basis of Russia’s state standards. We determine the humidity of both the incoming ore and the finished products in accordance with the technical guidelines approved for the plant, which were developed on the basis of Russia’s state standards.

The plant does not conduct metallurgical testing. The finished product’s iron content remains consistently at over 62% (data of 2018-2020).

Pionersky Development Open Pit (iron ore)

The Pionerskoye deposit’s iron ore is represented by a single mineralogical type, with magnetite being the main ore mineral. Pyrite and peacock ore are also occasionally found, while pyrrhotine is rare. The deposit’s iron ore is massive iron ores with 46-56% iron content and impregnation ores with iron content less than 46%.

In January 2012, small technological samples of magnetite ore were tested in Korshunov Mining Plant’s ore testing laboratory.

Sivaglinsky Development Open Pit (iron ore)

At various times in 1950-1957, eight samples were taken at the Sivaglinskoye deposit in order to determine if its ore can be processed and used for steelmaking. The samples were tested in the Soviet Academy of Sciences’ Urals subsidiary.

In July 2015, small technological samples of magnetite ore were tested in Korshunov Mining Plant’s ore testing laboratory.

The Qualified Person’s opinion is that these testing procedures are adequate.

Exhibits 15.1, 15.2, 15.3, and 15.4 A-1

Resource Estimation Section, page ES-7

18. Please address the following points related to your mineral resource estimates:

•	State your resources are exclusive of reserves.

•	Disclose all assumptions, cutoff grade, commodity price, and metallurgical recovery used to estimate your resources.

•	Provide the Qualified Persons’ Opinion of your resources.

Refer to Item 601(b)(96)(iii)(B)(11) of Regulation S-K.

Response

The table below summarizes our coal resources, excluding reserves, as of December 31, 2021.

Company	Measured Resources	Indicated Resources	Total
	(In thousands of tonnes)
Yakutugol	98,532	71,256	169,788
Southern Kuzbass Coal Company	956,860	1,622	958,482

Total	1,055,392	72,878	1,128,270

The table below summarizes our iron ore resources, excluding reserves, as of December 31, 2021.

Mine	Measured Resources	Indicated Resources	Total
	(In thousands of tonnes)
Sivaglinsky Development Open Pit	0	1,914	1,914
Pionersky Development Open Pit(1)	18,644	54,345	72,989

Total	18,644	56,259	74,903

(1)	Inferred resources (inferred resources are not converted to reserves) amounted to 89.5 million tonnes.

The assessment used assumptions and forecasts valid as of the date of the work. Detailed information is provided in the answers to questions 4, 21-23.

In the opinion of the Qualified Person, the resources are presented correctly.

Exhibits 15.1, 15.2, 15.3, and 15.4 A-1

Reserves Estimation Section, page ES-8

19. Please address the following points related to your mineral reserves estimates:

•	State all assumptions, the cutoff grade, commodity price, and metallurgical recovery used to estimate your reserves.

•	Provide the Qualified Persons’ Opinion on adequacy of your current plan.

Refer to Item 601(b)(96)(iii)(B)(12) of Regulation S-K.

Response

The assessment used assumptions and forecasts valid as of the date of the work. Detailed information is provided in the answers to questions 4, 21-23.

The Qualified Person’s opinion is that the company’s plans for production and sales (of coal products and iron ore concentrate) are acceptable and realistic, provided the initial data and assumptions noted in the filing.

Exhibits 15.1, 15.2, 15.3, and 15.4 A-2

Mining Operations Section, page ES-9

20. Please provide the Qualified Persons’ Opinion on the adequacy of your current plans. See Item 601(b)(96)(iii)(B)(13) of Regulation S-K.

Response

The Qualified Person’s opinion is that the company’s plans for production and sales (of coal products and iron ore concentrate) are acceptable and realistic, provided the initial data and assumptions noted in the filing.

Exhibits 15.1, 15.2, 15.3, and 15.4 A-2

Sales and Marketing Section, page ES-10

21. Explain how the price forecast was determined and state your final products specifications. See Item 601(b)(96)(iii)(B)(16) of Regulation S-K.

Response

Coal

The price for coal and coking coal concentrate for the second half of 2022 was determined based on the operational budget and contracts with key customers. For 2023 and beyond, the price was determined based on price dynamics and forecasts. The price forecast used can be considered conservative, given the current dynamics of the coal market.

Product quality.

Southern Kuzbass Coal Company’s coal products are represented by a wide range—coking coal concentrate (GZhO, KO, KS, OS), anthracites of small and large classes, coals for PCI, steam coal (T, GZhO). The ash content of coal concentrates grades OS, KS, KO, GZhO, T ranges from 8% to 10.5%. For anthracites—from 9.2% to 13.8%, depending on the size of the variety.

Iron ore concentrate

Korshunov Mining Plant

The price for iron ore concentrate for the second half of 2022 was determined based on Korshunov Mining Plant’s operational budget and contracts with key customers. For 2023 and beyond, the price was determined based on preliminary expectations lower than in 2021. Prices for 2023 and beyond are based on changes in the Iron Ore (Fine) Forecast Index.

Product quality. Korshunov Mining Plant’s concentrate contains 62.2% of iron.

Sivaglinsky Development Open Pit

The price for blast-furnace ore was calculated based on the cost of 1% Fe in iron ore concentrate using the forecast index of Iron Ore (Fine)—N. China (US$/T), CFR. The FCA price was calculated taking into account the cost of delivery to the most likely consumer, Urals steelmaker plants. This approach has demonstrated a high precision of its results with prices in this market segment. The price for sintering ore was estimated considering the price trends for this type of commodity. Prices for 2023 and further are calculated taking into account changes in the Iron Ore (Fine) forecast index.

Product quality. The quality of the Sivaglinsky Development Open Pit’s blast-furnace ore is planned at 55.1% Fe.

Exhibits 15.1, 15.2, 15.3, and 15.4 A-2

Costs Section, page ES-11

22. Please state all your assumptions, explain your methodology and provide an estimate of the accuracy of your capital and operating cost estimates. See Item 601(b)(96)(iii)(B)(18)of Regulation S-K.

Response

Coal

Operating cost estimates are based on operating cost forecasts for all enterprises. Forecasts have been compared with actual costs in previous years. We consider production plans achievable.

Capital cost estimates are based on the company’s investment plan. This investment plan includes costs for each of our mining asset. We have reviewed this investment plan and have concluded that the level of capital expenditure presented is sufficient to maintain the company’s production capacity.

Iron ore

Operating costs are calculated according to economically homogeneous cost items (auxiliary materials, energy costs, work and services of an industrial nature, personnel costs, insurance premiums, depreciation, taxes and obligatory payments, other production costs, management costs, commercial expenses), each of the items is detailed by types of expenses. The calculation of forecast operating costs is based on the production plan for the extraction, processing of ore and the sale of finished iron ore concentrate. The adopted structure of operating expenses is typical for planning and cost accounting at Russian mining and processing plants.

Selling expenses include the railway tariff for the delivery of concentrate to consumers, which is included in the selling price of the concentrate.

Capital expenditure estimates are based on the need to ensure funding necessary for our operational plans. Capital expenditures include financing for maintenance of operational capacity as well as implementation of new investment projects.

We believe that the methods used to make our estimates are reasonable, the production plans and budgets are achievable and capital expenditures are in line with planned production volumes.

Exhibits 15.1, 15.2, 15.3, and 15.4 A-2

Economic Analysis Section, page ES-12

23. Please state all assumptions used to prepare your economic analysis, provide an annual cash flow forecast with totals, and provide more detail to your economic analysis. See Item 601(b)(96)(iii)(B)(19) of Regulation S-K.

Response

The economic analysis was carried out using the discounted cash flow method. The analysis was based on forecasts of operating expenses, capital expenditures and revenues.

The key parameters used in the analysis include:

•	The analysis’s date is July 1, 2021

•	Russian ruble’s exchange rate to the US dollar is expected at the average level of 72.7234 RUB/1.00 USD throughout the entire period of the cash flow analysis.

•	Cash flow is given in real terms prices

•	Cash flow forecast is based on reserves forecast for a shorter period of developing each of the deposits or for the following dates for each of the four mining companies:

•	Korshunov Mining Plant – up to 2030

•	Southern Kuzbass Coal Company – up to 2047 (2050, including the period of reclamation)

•	Yakutugol Holding Company – up to 2075

•	Net present value (NPV) is calculated using the real discount interest rate of 10%

Exhibits 15.1, 15.2, 15.3, and 15.4 A-2

Methodology and Assumptions Section, page ES-13

24. We note you have provided disclaimers in certain areas of your technical reports. Please remove all disclaimers from your filing as they are not permitted. See Item 1302(f)(1) of Regulation S-K.

Response

Our Qualified Person (Phoenix Mining Consultants Ltd) has given and not withdrawn its written consent to the issue of the Technical Report Summaries with its name included within any public disclosure.

Form 6-K filed on August 17, 2022

General

25. Please more fully explain to us the reason for your decision to not disclose any interim financial results subsequent to December 31, 2021 and tell us if you have or are required to disclose current interim financial results in any other jurisdictions.

Response

In accordance with the Russian Government’s decree #351 of March 2022, security issuers received the right not to disclose financial information provided they notified the Bank of Russia of their decision to do so.

With this in mind, the company decided to temporarily halt disclosure of interim financial results. The company did not disclose its 1H2022 interim consolidated financial results by international standards in any jurisdiction.

In accordance with NYSE regulations, the company must publish its Balance sheet and Income statement for the first half of 2022 in the form 6-K before the end of this year.

As such, as of now the company’s decisions are in compliance with both NYSE rules and the Russian law’s requirements.

* * * *

We appreciate your comments which will help us to improve the disclosure in the next Form 20-F. Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,

/s/ Nelli Galeeva

Nelli Galeeva
Deputy Chief Executive Officer for Finance

Copies to:	Ken Schuler
Craig Arakawa
Mindy Hooker
Anne McConnell